EXHIBIT 12

                             AMERICAN STANDARD INC.
              COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in Millions)
                                                                                                               Six Months
                                                                                                                  Ended
                                                 For the Years ended December 31,                                June 30,
                                            ----------------------------------------------------------   ---------------------
                                                 1992       1993       1994       1995         1996            1996       1997
Income/(Loss) from continuing
operation before taxes
                                                $(52.6)     $(80.5)    $(77.7)    $141.8       $(46.7)      $(146.7)     $83.5
Minus/(plus) equity in net income of
associated companies net of dividends
received
                                                   1.9        (1.8)      (1.1)     (11.0)       (11.8)         (5.2)       1.0
Amortization of capitalized interest               0.8         0.9        1.0        1.1          1.3            .6         .7
Interest Expense                                 288.9       277.9      259.4      213.3        198.2         102.3       96.2
Rental Expense factor                             12.5        13.2       17.6       23.0         27.3          10.5       12.7
                                                  ----        ----       ----       ----         ----          ----       ----

Earnings available for fixed charges
                                                $247.7      $213.3     $201.4     $390.2       $191.9        $(28.1)    $192.1
                                                ======      ======     ======     ======       ======        ======     ======

Interest Expense                                 288.9       277.9      259.4      213.3        198.2         102.3       96.2
Capitalized interest                               3.1         2.7        2.9        4.0          3.9           2.0        2.0
Rental Expense factor                             12.5        13.2       17.6       23.0         27.3          10.5       12.7
                                                  ----        ----       ----       ----         ----          ----       ----

Fixed Charges                                   $304.5      $293.8     $279.9     $240.3       $229.4        $114.8     $110.9
                                                ======      ======     ======     ======       ======        ======     ======
Ratio of Earnings to Fixed Charges (a)
                                                 - (b)       - (b)      - (b)        1.6        - (b)         - (b)        1.7
                                                ======      ======     ======     ======       ======        ======     ======

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a)   For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt (including capitalized interest), amortization of debt discount and expense, and a portion of rentals determined to be representative of interest. Earnings consist of consolidated net income before income taxes, plus fixed charges other than capitalized interest but including the amortization thereof, adjusted by the excess or deficiency of dividends over income of entities accounted for by the equity method.

b)   Earnings were insufficient to cover fixed charges for the years ended
     December 31, 1992, 1993, 1994, 1996 and the six months ended June 30, 1996, by $56.8 million, $80.5 million, $78.5 million, $37.5 million and $142.9 million, respectively.